DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions

And Results of Operations (“MD&A”)

For The Three and Nine Months Ending September 30, 2016

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

This report is dated November 28, 2016

The following discussion and analysis prepared as at November 28 2016, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “DFC” or “the Company”) for the three and nine months ended September 30, 2016 as compared to the same periods in 2015. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2015. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3A6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board under the symbol “DIGAF”.

The Company operates a digital asset exchange, trading platform and blockchain development services with a decentralized payment processing network that will allows customers to trade digital assets and other digital currencies.

Organization Structure

As of the date of this report the Company has three wholly-owned subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation) and Digatrade (UK) Limited (a United Kingdom corporation). The Company’s former wholly-owned subsidiaries Jaydoc Capital Corporation and Rainchief Renewable-1 SRL were de-registered during the year ended December 31, 2015

Recent corporate developments

During the period commencing on January 1, 2016, the Company experienced the following corporate developments:

Joint venture to develop a digital currency

On February 9, 2016 the Company entered into a joint venture agreement to develop a diamond-backed digital currency. The Company undertook to provide development services to the joint venture and to list the new currency on its trading platform. During the 3 months ended March 31. 2016, the Company earned $123,894 for consulting services provided to the joint venture.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Agreement to develop a digital currency

On February 24, 2016 the Company entered into an agreement with ANX to develop a diamond-backed digital currency. The Company is required to make certain cash payments to ANX.

Agreement to develop a Bitcoin debit card

On February 24, 2016 the Company entered into an agreement with ANX to develop a Bitcoin debit card for the Company’s customers, which can be used to make purchases on any retail, point-of-sale devices or withdraw cash from ATMs that support the global network. The Company is required to make certain cash payments to ANX.

Convertible Promissory Notes

On February 5 2016, the Company issued a convertible promissory note in the amount of $5,550 (US$4,000) to an unrelated party. The note matures on December 31, 2018.

On March 20, 2016, the Company issued a convertible promissory note in the amount of $6,680 (US$5,150) to an unrelated party. The note matures on December 31, 2018.

On March 28, 2016, the Company issued a convertible promissory note in the amount of $2,919 (US$2,200) to a related party. The note matures on December 31, 2018.

On April 4, 2016, the Company issued a convertible promissory note in the amount of $7,608 (US$6,000) to an unrelated party. The note matures on December 31, 2021.

On April 5, 2016, the Company issued a convertible promissory note in the amount of $3,000 to an unrelated party. The note matures on December 31, 2021.

On May 3, 2016, the Company issued a convertible promissory note in the amount of $10,100 to an unrelated party. The note matures on December 31, 2021.

On May 3, 2016, the Company issued a convertible promissory note in the amount of $8,300 to an unrelated party. The note matures on December 31, 2021.

On May 31, 2016, the Company issued a convertible promissory note in the amount of $4,368 to an unrelated party. The note matures on December 31, 2021.

On August 27, 2016, the Company issued a convertible promissory note in the amount of $4,200 to an unrelated party. The note matures on December 31, 2021.

On November 27, 2016 the Company issued a convertible promissory note in the amount of $4,200 to an unrelated party. The note matures on December 31, 2021

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

The notes are non-interest bearing and unsecured. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first.

The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the note.

Share Consolidation

Effective June 8 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12306 shares to round up fractional entitlements resulting from the consolidation.

Appointment of an Additional Director

On July 10, 2016 Mr. Tyrone Docherty was appointed a director of the Company.

Issuance of Shares to a Director

On July 15, 2016, the Company issued 250,000 shares to a director of the Company for services to be rendered. The shares were valued at the value of the services to be rendered as agreed between the parties.

Debt Settlement

On July 15, 2016, the Company entered into a debt settlement agreement with a director and officer of the Company. The Company issued 25,000,000 shares of common stock restricted under SEC Rule 144 to settle certain debts in the amount of $25,000.

On August 15, 2016, the Company entered into an assignment of debt and debt settlement agreement with unrelated third party creditors. The Company consented to the assignment of certain debts owed to an unrelated third party in the amount of $91,475 to further unrelated third parties. Concurrently the Company issued 8,000,000 shares of common stock in settlement of the assigned debts to the further unrelated third parties.

Private Placement

On November 20, 2016 the Company completed a private placement of 500,000 common shares in aggregate at a price of US$0.50 per share, raising gross proceeds of $337,975 (US$250,000).

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2015.

	Years ended December 31,
	2013	2014	2015
	$	$	$
Net loss	(220,479)	(234,144)	(557,433)
Basic and diluted loss per share*	(0.38)	(0.22)	(0.34)

Total assets	121,957	16,153	67,332
Total liabilities	480,493	545,499	1,011,113

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016.

Results of Operations

For the three and nine months ended September 30, 2016 the Company had a losses of $102,757, and $187,757, respectively; as compared with a net losses of $119,031, and $424,447, respectively for the three and nine months ended September 30, 2015.

The Company earned consulting fee income amounting to $188,515 for the nine months ended on that date. The revenue was earned in connection with the development of a diamond-backed digital currency. The Company did not earn any income during the three months ended September 30, 2016, and during the three and nine months ended September 30, 2015.

Accounting, Audit and Legal expenses amounted to $9,800 for the three months ended September 30, 2016 and $27,600 for the nine months ended on that date, an increase of $1,714 as compared with $8,086 incurred during the three months ended September 30, 2015; and an increase of $7,514 as compared to the $20,086 expended to September 30, 2015, respectively. The increases resulted from adjustments to accruals made in connection with the Company’s audit for the year ended December 31, 2015 and an increase in accruals in respect of audit fees for the current year.

Consulting Expense increased by $15,000 to $30,000 for the three months ended September 30, 2016 as compared with $15,000 incurred during the three months ended September 30, 2015; and by $4,450 to $64,450 for the nine months ended September 30, 2016 from $60,000 incurred during the nine months ended September 30, 2015. The increase in expenditure in during the three months ended September 30, 2016 resulted from the issuance of shares to a director for services to be performed. For the nine months ended September 30, 2016, the additional expense incurred in the three months ended September 30,m 2016 was offset by a reduction as certain consulting expenses incurred during the nine months ended September 30, 2015 did not re-occur.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Filing and Transfer Agents Fees for the three months ended September 30, 2016 amounted to $2,508, as compared with $2,117 incurred during the three months ended September 30, 2015; and $7,522 for the nine months ended September 30, 2016, as compared with $6,352 for the nine months ended on September 30, 2015, representing increases of $390 and $1,170, respectively. The increases resulted from additional corporate filing activity during the periods under review.

Management fees for the three and nine months ended September 30, 2016 were unchanged at $15,000 and $45,000 respectively, as compared with the three and nine months ended September 30, 2015.

The Company did not incur Administration Expenses during the three months and nine ended September 30, 2016, as compared with $217 in Administration Expenses incurred during the three months ended September 30, 2015 and $2,943 during the nine months ended September 30, 2016.

During the three and nine months ended September 30, 2016, the Company incurred $30,249 and $145,904, respectively in Project Costs in connection with the Company’s entry into the digital exchange trading platform and peer to peer electronic payment processing network business, and the development of a digital currency backed with diamonds, as compared with $38,680, and $164,602 incurred in connection with the Company’s entry into the digital exchange trading platform business during the three and nine months ended September 30, 2015; representing decrease of $569 and $18,698 for the three and nine months ended on that date.

The Company realized losses on foreign exchange of $6,086 for the three months ended September 30, 2016 and $23,243 for the nine months end on that date, as compared with losses on foreign exchange of $30,472 for the three months ended September 30, 2015 and a loss of $39,148 for the nine months ended September 30, 2015. The losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

The Company had a working capital deficiency of $892,503 as at September 30, 2016, as compared with a working capital deficiency of $944,213 as at December 31, 2015; a decrease of $51,710.

The decrease in working capital deficiency of $51710 during the nine months ended September 30, 2016 was due to increases in Cash of $7,818, Accounts Receivable of $26,712, Convertible Promissory Notes Payable of $28,216, Trade and Other Payables of $27,876 and GST Payable of $4,487: and decreases in Liabilities to Customers of $32,443 and Prepaid Expenses of $10,436.

Liquidity and Capital Resources

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Sources of Cash

During the nine months ended September 30, 2016, the Company received $44,518 in proceeds from the issuance of Convertible Promissory.

Uses of Cash

The use of cash during the nine months ended September 30, 2016 was $48,148, utilized to fund operations and changes in the Company's net working capital.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016
	$	$	$	$

Revenues	-	123,894	64,621	(102,757)
Net profit (loss)	(132,986)	49,415	22,899	22,899
Basic and Diluted profit (loss) per share *	(0.081)	0.030	0.014	(0.010)

	Three months ended
	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
	$	$	$	$

Revenues	-	-
Net profit (loss)	(20,921)	(67,046)	(238,370)	(119,031)
Basic and Diluted profit (loss) per share *	(0.141)	(0.042)	(0.147)	(0.073)

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three and nine months ended September 30, 2016, the Company was involved in certain transactions with related parties:

The Company incurred management fees and share-based payments for services provided by key management personnel for the three and nine month periods ended September 30, 2016 and 2015 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

Three Months ended	Three Months ended September 30		Nine Months ended September 30
	2016	2015	2016	2015
	$	$	$	$

Consulting Fees	15,000	-	15,000	-
Management Fees	15,000	15,000	45,000	45,000

	30,000	15,000	60,000	45,000

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three and nine months ended September 30, 2016

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in the Company’s 2015 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 9 – Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of International Accounting Standards (“IAS”) 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but Amendments to IFRS 9-Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018.

.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a) Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•	Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•	Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

•	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares

Authorized

Unlimited number of common shares without par value.

Issued and outstanding as at September 30, 2016

34,911,150 common shares for a net consideration of $3,475,323.

(b)	Stock Options

Outstanding stock options as at September 30, 2016

Nil

(c)	Share Purchase Warrants

Outstanding share purchase warrants as at September 30, 2016

Nil

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the nine months ended September 30, 2016, we recorded a loss profit from operations of $79,857, as compared with a net loss of $424,447 for the nine months ended September 30, 2015. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $4,408,484 as at September 30, 2016. Operations for the nine months ended September 30, 2016 have been funded consulting revenue earned, the issuance of convertible promissory notes and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

The Company developed and launched a digital asset exchange trading platform and peer to peer digital payment processing network that provides customers a mechanism to buy and sell digital assets and digital currencies. We estimate that a budget of up to $240,000 per year in digital marketing and branding awareness effectively will be required to bring customer awareness to the platform and increase revenue. No further development costs are required of the Company to any third parties other the ongoing customer services, and technical support is expected not exceed US$120,000 per year.

Our entry into the digital exchange trading platform business may not be successful and there are risks attendant on these activities.

The digital-asset and alternative currency business is a new industry and highly volatile. There are many companies, large and small entering the market with the capital to develop and create new innovative applications utilizing Decentralized Network Coordination Technology "DCNT", resulting in a highly competitive and fast moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem of crypto-currencies is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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DIGATRADE FINANCIAL CORPORATION

(Formerly BIT-X FINANCIAL CORPORATION)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

(“MD&A”)

For the three months ending September 30, 2016

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval

The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov

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